Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

January 13, 2021

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Waverly Labs Inc. Draft Offering Statement on Form 1-A Submitted September 17, 2020 File No. 024-11323

Dear Mr. Chinos:

Waverly Labs Inc., hereby requests qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on January 15, 2021, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks